NEWS RELEASE

ELD No. 09-24

TSX: ELD  NYSE: EGO

October  27, 2009

Significant Mineral Resource Increase at Kisladag

M+I Resources increase by 2.5 million oz. to 10.4 million oz.

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce results of a new mineral resource estimate for our Kisladag Mine.  The new resource estimate, shown in Table 1, demonstrates a 32 percent increase in measured and indicated contained ounces relative to the 2008 year-end estimate.  The 2009 Kisladag mineral resource is reported at a 0.3 g/t Au cut-off grade and calculated to end of third quarter 2009 mining limits.

Table 1: Kisladag Mineral Resources: 30 September 2009 and Year-end 2008 Summary

Mineral Resource Classification	2009			2008
	Tonnes (x1000)	Grade (Au g/t)	In-situ Gold (ounces x1000)	In-situ Gold (ounces x1000)
Measured	87,037	0.93	2,594	2,432
Indicated	329,353	0.74	7,783	5,430
Measured + Indicated	416,390	0.78	10,377	7,862
Inferred	182,083	0.50	2,950	2,552

The increase in the Kisladag mineral resource is mostly due to the positive results of this season’s drill program (13 holes totalling 9,509 meters.).  The results extended both the higher grade gold zone and the extent of known gold mineralization relative to the limits outlined in 2008 (see Figure 1).  The significant increase in mineral resources is attributable to both the upgrading of inferred resources and the overall expansion of mineralisation at depth.    Less than 25% of the increase is due to reporting resources at a lower cut-off grade compared with previous estimates (0.30 g/t versus 0.40 g/t).  The new resource cut-off grade is supported by our current mining practice and a markedly higher gold price regime than that used to establish the previous 0.40 g/t cut-off (established at a $360/oz gold price).

The interpretive and modelling exercise has also defined targets for additional mineralization, particularly new areas of higher gold grade (Figure 1).  These will be pursued in a major drill campaign being planned for next year when we expect to drill a minimum of 10,000 metres.

“The increase in our resource base at Kisladag represents continued confirmation of the additional potential of this excellent deposit.  Work is underway to economically assess these updated resources which will be reflected in a new mineral reserve statement. The Kisladag mine continues to perform in accordance with plan and is expected to produce 230,000 oz. at cash cost of approximately $265/oz in 2009”, commented Paul N. Wright, President & Chief Executive Officer.

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person responsible for the Kisladag mineral resource estimate.  The estimates were made from 3D block models utilizing commercial mine planning software (MineSight®).    The work used data from 350 diamond and RC drill holes, of which 13 were new deep diamond drill holes.  It also used information from grade control blast holes and pit mapping.  Lithology and mineralization models were revised to these new data.  Mineralized shells were generated using PACK (probability assisted constrained kriging) methods at threshold gold grades equal to 0.20 g/t.  Grade interpolation estimated values for gold by ordinary kriging.  The estimates were based on 5 m composited assays which were not capped prior to compositing and interpolation.  Instead, control of infrequent extreme grades incorporated a series of outlier restricted protocols.  The mineralized shell to background boundaries were treated as “hard” for the purposes of gold interpolation.  The lithology-based domains were also treated as “hard” for the purposes of gold interpolation relative to other lithologies.  Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We remain one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE:EGO). The TSX has neither approved nor disapproved the form or content of this release.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2009 and technical reports filed under the Company’s name at www.sedar.com.

Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions applicable under National Instrument 43-101.  There can be no assurance that those portions of such mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources)

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Contact:

Nancy E. Woo, VP  Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Figure 1: Kişladağ Section Showing New Mineralized Zones, Southern Area eldorado gold

NW
SE
Current Pit
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800
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Volcanics
2008 Design Pit
2009 +1 g/t Shell
Intrusion 2A
Volcanics
2010 Target Example
Limit of Known 2008 Gold Mineralization
Schist
Limit of Known 2009 Gold Mineralization
Intrusion 1
Legend
Existing Holes
2009 Drilled Holes
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